

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2022

Brian L. Roberts
Chairman and Chief Executive Officer
Comcast Corporation
One Comcast Center
Philadelphia , PA 19103

> **Re: Comcast Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2020**
> **Response dated November 17, 2021**
> **File No. 001-32871**

Dear Mr. Roberts:

We have reviewed your November 17, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 19, 2021 letter.

Response dated November 17, 2021

General

1. Your response to prior comment 2 (second bullet point) makes reference to your goal to be carbon neutral across your Scope 1 and 2 emissions as a consideration in your assessment of reputational risks. Please clarify your response to explain how you considered these goals in your assessment of anticipated reputational risks resulting from operations, products, or services that produce material greenhouse gas emissions.

2. Please expand on your response to prior comment 3 to provide additional information explaining and quantifying the weather-related impacts on the cost of insurance. In addition, tell us how you considered providing disclosure regarding the reduced availability of insurance coverage for fire-related events in wildfire-prone geographies.

Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or Larry Spirgel, Office Chief, at (202) 551-3815 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology